ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

82-5066

03 APR 16 AM 7:21

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	US Security Exchange Commission
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.	Nina Higatzberger	Mitarbeiter/ attn.	
Telefon	+43 5 0100 - 17795	Fax	001 202 942 9544
Fax	+43 5 0100 - 13112		
E-Mail	nina.higatzberger@erstebank.at		

03022259

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Erste Bank der oesterreichischen Sparkassen AG
Information provided under Rule 12g3-2(b)

SUPPL

Corrected final version of Agenda AGM 2003

Dear Madam/Sir,

Please find enclosed the corrected final version of the "Agenda for the 10th Annual General Meeting of Erste Bank der oesterreichischen Sparkassen AG" in Vienna, Austria.

We are sorry for any inconveniences caused.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Best regards,
Erste Bank der oesterreichischen Sparkassen AG
Investor Relations

Gabriele Werzer
Head of Investor Relations

Nina Higatzberger

6/4

Datum/Date: **14.04.2003**

ERSTE BANK

The Management Board of Erste Bank der oesterreichischen Sparkassen AG invites the shareholders of the company to its

10th Annual General Meeting
to be held on Tuesday, 6th May 2003, 10.00 a. m. at the Austrian Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the audited and approved financial statements as well as the report of the Management Board and the report of the Supervisory Board as well as the presentation of the consolidated financial statements and the Group management report for the financial year 2002.

2. Approval of the proposed allocation of the distributable profit.

3. Grant of discharge to
    a. the Management Board
    b. the Supervisory Board
    with regard to the financial year 2002.

4. Approval of the remuneration of the Supervisory Board.

5. Supervisory Board Appointments.

6. Appointment of an additional auditor and group auditor for the financial year 2004 in addition to the Savings Bank Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

7. Approval of the purchase of Erste Bank's own shares for the purpose of securities trading.

8. Approval of the purchase of Erste Bank shares for no designated purpose and excluding the purchase of such shares for trading purposes ("share buy-back") as well as approval to use those shares subsequently purchased as payment for any companies, businesses or parts thereof or shares in one or more companies acquired in Austria or abroad, for sale in a manner other than via stock exchange or public offering.

9. Approval to spin-off the business unit Vorarlberg located in the federal state Vorarlberg (branches Dornbirn, Lustenau, Feldkirch and Bregenz, commercial centre Dornbirn) into the wholly owned subsidiary EBVOR-Finanzservice AG with 31st December 2002 as the spin-off date. EBVOR-Finanzservice AG will take over these business units upon approval of the spin-off and takeover agreement without increasing its share capital and subject to the continuation in business of the company being transferred.

10. Approval for authorisation to be granted to the Management Board to increase the capital of the company with the approval of the Supervisory Board, and ensuring the share proportion, within 5 years of this resolution being entered in the companies register, up to a nominal amount of EUR 145,345,668.34 (in words one hundred and forty-five million three hundred and forty-five thousand six hundred sixty-eight point three-four) through the issuance of up to 20,000,000 ordinary bearer or registered shares. The issuance of shares, (r comprising the type of shares, the offer price, the

terms of issue and, if intended, the exclusion of the pre-emptive rights, will be effected as follows:

a. Issuance of shares against cash deposit without exclusion of the pre-emptive rights, unless the capital increase is intended for employees, executive staff or members of the Management Board, as this will result in an exclusion of the pre-emptive rights.
b. Issuance of shares against investment in kind in consideration of the exclusion of the pre-emptive rights.

11. Approval of amendments of the articles of association as follows:
    a. Approval of an amendment to paragraph 12.4 (adaptation of the quorum to revoke the membership to the Supervisory Board according to the legal conditions)
    b. Approval of an amendment to the paragraphs 4.4, 4.4.1, and 4.4.2 (approved capital) according to point 10 of the agenda.
    c. Approval of an amendment to the paragraphs 9.2 (reduction of the potential shareholding of Board Members in other financial institutions), 10.4 (extension of the approval requirements of the Supervisory Board referring to the assumption of Board functions by members of the Management Board), 12.6, 12.9 – 12.11 (definition of the core tasks of the Steering Committee and the financial audit committee) and 16.1 (extension of the notice period for the annual general meeting).
    d. Approval of an amendment to the paragraphs 2.2, 2.4.6, 5.1 and 10.5 (adjustments to current stipulations in force of the Austrian Banking Law (Bankwesengesetz) and the Austrian National Bank Law (Nationalbankgesetz) in force, such as exclusion of the employee pension and mutual funds business, adaptation of the cross reference to stipulations of the Austrian National Bank Law and to stipulations of the Austrian Banking Law referring to subordinated capital as well as statutory majority votes of resolutions of the Management Board).

To attend the annual general meeting, shareholders must deposit their shares with an Austrian notary public, Erste Bank or with the main office of another Austrian bank at least three working days prior to the annual general meeting and leave them there until the end of the annual general meeting. Deposit offices must send certification of deposit in original or copy by 29 April 2003 at the latest to the company (Fax: 050100/916383 International: 004350100/916383). The annual report including the annual financial statements and the management reports are freely available for inspection by interested parties at the head office of Erste Bank ("Kassensaal"), 1010 Wien, Graben 21.

Vienna, April 2003 The Management Board

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	US Security Exchange Commission
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.	Nina Higatzberger	Mitarbeiter/ attn.	
Telefon	+43 5 0100 - 17795	Fax	001 202 942 9544
Fax	+43 5 0100 - 13112		
E-Mail	nina.higatzberger@erstebank.at		

Sie erhalten
Transmission consists of **3** Seite(n) einschließlich dieser.
page(s) including this.

Erste Bank der oesterreichischen Sparkassen AG
Information provided under Rule 12g3-2(b)

Dear Madam/Sir,

Please find enclosed the "Agenda for the 10th Annual General Meeting of Erste Bank der oesterreichischen Sparkassen AG" in Vienna, Austria.

Best regards,

Erste Bank der
oesterreichischen Sparkassen AG
Investor Relations

Nina Higatzberger

Nina Higatzberger

Datum/Date: **14.04.2003**

ERSTE BANK

The Management Board of Erste Bank der oesterreichischen Sparkassen AG invites the shareholders of the company to its

10th Annual General Meeting

to be held on Tuesday, 6th May 2003, 10.00 a. m. at the Austrian Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the audited and approved financial statements as well as the report of the Management Board and the report of the Supervisory Board as well as the presentation of the consolidated financial statements and the Group management report for the financial year 2002.

2. Approval of the proposed allocation of the distributable profit.

3. Grant of discharge to
    a. the Management Board
    b. the Supervisory Board
    with regard to the financial year 2002.

4. Approval of the remuneration of the Supervisory Board.

5. Supervisory Board Appointments.

6. Appointment of an additional auditor and group auditor for the financial year 2004 in addition to the Savings Bank Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

7. Approval of the purchase of Erste Bank's own shares for the purpose of securities trading.

8. Approval of the purchase of Erste Bank shares for no designated purpose and excluding the purchase of such shares for trading purposes ("share buy-back") as well as approval to use those shares subsequently purchased as payment for any companies, businesses or parts thereof or shares in one or more companies acquired in Austria or abroad, for sale in a manner other than via stock exchange or public offering.

9. Approval to spin-off the business unit Vorarlberg located in the federal state Vorarlberg (branches Dornbirn, Lustenau, Feldkirch and Bregenz, commercial centre Dornbirn) into the wholly owned subsidiary EBVOR-Finanzservice AG with 31st December 2002 as the spin-off date. EBVOR-Finanzservice AG will take over these business units upon approval of the spin-off and takeover agreement without increasing its share capital and subject to the continuation in business of the company being transferred.

10. Approval for authorisation to be granted to the Management Board to increase the capital of the company with the approval of the Supervisory Board, and ensuring the share proportion, within 5 years of this resolution being entered in the companies register, up to a nominal amount of EUR 145,345,668.34 (in words one hundred and forty-five million three hundred and forty-five thousand six hundred sixty-eight point three-four) through the issuance of up to 20,000,000 ordinary bearer or registered shares. The issuance of shares, (r comprising the type of shares, the offer price, the

terms of issue and, if intended, the exclusion of the pre-emptive rights, will be effected as follows:

a. Issuance of shares against cash deposit without exclusion of the pre-emptive rights, unless the capital increase is intended for employees, executive staff or members of the Management Board, as this will result in an exclusion of the pre-emptive rights.
b. Issuance of shares against investment in kind in consideration of the exclusion of the pre-emptive rights.

11. Approval of amendments of the articles of association as follows:
    a. Approval of an amendment to paragraph 12.4 (adaptation of the quorum to revoke the membership to the Supervisory Board according to the legal conditions)
    b. Approval of an amendment to the paragraphs 4.4, 4.4.1, and 4.4.2 (approved capital) according to point 10 of the agenda.
    c. Approval of an amendment to the paragraphs 9.2 (reduction of the potential shareholding of Board Members in other financial institutions), 10.4 (extension of the approval requirements of the Supervisory Board referring to the assumption of Board functions by members of the Management Board), 12.6, 12.9 – 12.11 (definition of the core tasks of the Steering Committee and the financial audit committee) and 16.1 (extension of the notice period for the annual general meeting).
    d. Approval of an amendment to the paragraphs 2.2, 2.4.6, 5.1 and 10.5 (adjustments to current stipulations in force of the Austrian Banking Law (Bankwesengesetz) and the Austrian National Bank Law (Nationalbankgesetz) in force, such as exclusion of the employee pension and mutual funds business, adaptation of the cross reference to stipulations of the Austrian National Bank Law and to stipulations of the Austrian Banking Law referring to subordinated capital as well as statutory majority votes of resolutions of the Management Board).

To attend the annual general meeting shareholders must deposit their shares with Erste Bank, with an Austrian notary public or with the main office of another Austrian bank at least three working days prior to the annual general meeting and have those shares deposited until the end of the annual general meeting. The annual report, including the annual financial statements and the management reports, is freely available for inspection by interested parties at the head office of Erste Bank ("Kassensaal"), 1010 Vienna, Graben 21.

Vienna, April 2003 The Management Board